

Wynn Sanders · 3rd
COO/Partner at Lost Spirits Distillery
Marina del Rey, California, United States · Contact info
297 connections


Lost Spirits Distillery

Massachusetts Institute of Technology

Experience


Chief Operating Officer, Partner
Lost Spirits Distillery
Sep 2016 - Present · 5 yrs 7 mos
Greater Los Angeles Area


Founder
Cambridge Street Ventures, LLC
May 2014 - Present · 7 yrs 11 mos
Greater Los Angeles Area

Cambridge Street Ventures is a business incubator that supports people and small companies with passion and expertise to transform their visions into reality by creating viable businesses from seed ideas and growing existing enterprises into their grander vision. ...see more

 


United States Air Force
4 yrs 1 mo

Special Projects, Global Positioning Systems Directorate
Jun 2013 - Sep 2014 · 1 yr 4 mos

Led 5-member team directly supporting 3-Star Commander of Space and Missile Systems Center, a $10B/year and 6000 person system product center ...see more

Chief, GPS OCX Business Operations
Jun 2012 - Jun 2013 · 1 yr 1 mo

Directed business and acquisition operations team (COO-type role) for $2.1B GPS Next Generation Control Segment (OCX) Command and Control program. ...see more

Branch Chief, GPS User Equipment IA
Sep 2010 - Jun 2012 · 1 yr 10 mos
Global Positioning Systems Directorate, Air Force Space Command

Led technical team of 60+ military/government/contractors developing security process/certification of $1B GPS receiver program. ...see more


Chief, Materials and Nanotechnology
Air Force Office of Scientific Research (AFOSR)
Jul 2007 - Sep 2010 · 3 yrs 3 mos
London, United Kingdom

Discovered, developed, and managed top international scientific expertise in materials, manufacturing technology, and nanotechnology.


Owner and Chief Technology Officer
Enlightened Ecosystems, Inc.
Jan 2006 - Jan 2009 · 3 yrs 1 mo

Enlightened Ecosystems developed ultra low cost water purification systems for arsenic-contaminated groundwater in Bangladesh.

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Education


Massachusetts Institute of Technology
Doctor of Science (ScD), Materials Engineering
1997 - 2002

Activities and societies: MIT $50K Entrepreneurship Competition, MIT Ballroom Dance Team, Archaeology of Ancient Materials


List of Publications
Articles published in refereed journals.


Drexel University
Bachelor of Science (BS), Materials Engineering
1992 - 1997


Drexel University
Bachelor of Science (BS), Mechanical Engineering
1992 - 1997